

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 29, 2010

Mr. Jerald L. Shaw
Chief Executive Officer
Anchor Bancorp
601 Woodland Square, Loop SE
Lacey, Washington 98530

> **Re:** **Anchor Bancorp**
> **Amendment Number 2 to Registration Statement on Form S-1**
> **Filed September 2, 2010**
> **File No. 333-154734**

Dear Mr. Shaw:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Overview, page i

1.   Please add a separate section to the Summary which accurately reflects the Cease and Desist Order and:

      a.   quantifies the capital requirements;

      b.   discloses that you were ordered by the FDIC and the State of Washington Department of Financial Institutions in the Cease and Desist Order issued against you to maintain heightened capital requirements;

    c. discloses whether you are currently in compliance with those capital requirements;

    d. details how much capital you need to meet those requirements; and

    e. discusses the consequences of failing to meet the capital requirements.

2.   In addition, please disclose that the federal and state banking regulators "had reason to believe that the Bank had engaged in unsafe or unsound banking practices and violations of law and/or regulations" and ordered you to undertake twelve major affirmative actions to correct the "unsafe and unsound practices." Disclose that based on this finding, they ordered you to cease and desist from the following unsafe and unsound banking practices:

    a. operating with management whose policies and practices are detrimental to the Bank and jeopardize the safety of its deposits;

    b. operating with a board of trustees which has failed to provide adequate supervision over and direction to the active management of the Bank;

    c. operating with inadequate capital in relation to the kind and quality of assets held by the Bank;

    d. operating with an inadequate loan valuation reserve;

    e. operating with a large volume of poor quality loans;

    f. engaging in unsatisfactory lending and collection practices;

    g. operating in such a manner as to produce operating losses; and

    h. operating with inadequate provisions for liquidity.

The Companies, page ii

3.   Please revise the section entitled "The Companies" on page i as follows:

    a. revise your claim, in the second full paragraph, in page ii, that you "offer a wide range of loan products" to disclose that over 89 percent of your loans are real estate;

    b. revise your disclosure in the second sentence of the fourth full paragraph of economic conditions in your market to provide more detail including quantitative data or provide a cross reference to this information elsewhere in the prospectus; and

    c. revise your statement regarding loan performance in the fourth and fifth sentences to disclose the amount of loans 30-89 days past due and the amount 90 days or more past due.

4.   Please revise the section entitled "Operating Strategy" on page iii, as follows:

    a. Please revise your claim in the first sentence that these changes were "in response to these financial challenges" to include those changes made in response to the Cease and Desist Order;

    b. Please disclose in the section regarding "Expanding Our Product Offerings," on page iii, that only five percent of your loan portfolio is made up of commercial business loans;

    c. Please explain in the section titled "Attracting Core Deposits," on page iii, in light of the fact that your deposits have dropped from over $471 million as of June 30,2009 to over $355 million as of June 30, 2010;

    d. Please disclose in the section entitled "Continued Expense Control," on page iv, to disclose that your non-interest expense decreased by only $409,000 from 2009 to 2010 which was less than two percent of your non-interest expense in 2009; and

    e. Please provide the basis for your claim in the section entitled "Disciplined Franchise Expansion," on page iv, that you expect "modest organic growth once the Order is lifted" and explain how the Order has hindered your growth.

How We Determined the Offering Range, page vi

5.   We note that the peer group discussed on page vi contains only two companies with assets worth less than you but eight companies with more assets, four of which are substantially more. Please explain the basis for selecting companies in the peer group. Please disclose the net income of each of the members of the peer group in the table on page vi and each of the companies that you cite in the table on page viii.

Risk Factors
General

6.   We note that you have included thirty four risk factors over fifteen pages of your Registration Statement. Please revise this section to comply with Item 503(c) of

Regulation S-K which requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) specifically notes that an issuer should not present risks that apply to any issuer or any offering. Please review each of the thirty four risks and remove those that do not comply with this directive. In addition, please revise this section to comply with the instruction that that the risk factor section "is intended to be a summary of more detailed discussion contained elsewhere in the document." Please provide in each risk factor a reference to the location of the related more detailed discussion.

We are subject to increased regulatory scrutiny…, page 1

7.   Please revise your description of the reason for the Cease and Desist Order being that the FDIC determined that you "required special supervisory attention" and replace it with a statement the FDIC and the State of Washington Department of Financial Institutions "had reason to believe that the Bank had engaged in unsafe or unsound banking practices and violations of law and/or regulations." In addition, please revise your claim in the second paragraph on page 2 that you are in "substantial compliance" with the Cease and Desist Order to identify each provision of the Cease and Desist Order that you have not fully complied with to the satisfaction of the FDIC and the State of Washington Department of Financial Institutions.

8.   Please consider including separate risk factors to address each of the unsafe and unsound banking practices identified in the Cease and Desist Order to address the risk and the consequences to you of your failing to raise enough capital in this offering to satisfy the minimum requirement set by the FDIC and the State of Washington Department of Financial Institutions.

We have originated a large amount of construction loans through a broker, page 5

9.   Please provide us with more detail regarding your relationship with the unnamed broker, including any relationship between any director or officer and the broker. Please explain the reasons why these loans "received limited analysis and underwriting."

Pro Forma Data, page 26

10.   You disclose on page 26 that you estimate total expenses at approximately $1.1 million. However, in your tabular disclosure on page 27, you deduct expenses of approximately $1.6 to $1.7 million in your various calculations of estimated investable net proceeds. Please revise to clarify this apparent discrepancy, and to

Mr. Jerald L. Shaw
Anchor Bancorp
September 29, 2010
Page 5

include a footnote to your tabular disclosure on page 27 that explains how you calculated the expense amounts shown in each column.

11.   Please revise to include a footnote to your tabular disclosure on page 27 that explains how you calculated the "number of shares outstanding for pro forma income per share calculations."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

12.   Please revise the "Management's Discussion and Analysis of Financial Condition and Results of Operations" to provide detailed analysis of the following:

   a. how you have changed in response to the Cease and Desist Order issued by FDIC and the State of Washington Department of Financial Institutions and the FDIC's January 2009 Report of Examination;

   b. how the practices criticized by the FDIC and the State of Washington Department of Financial Institutions have affected your results of operations;

   c. how the changes ordered by the FDIC and the State of Washington Department of Financial Institutions have affected your results of operations; and

   d. how the problems cited by the FDIC and the State of Washington Department of Financial Institutions may continue to adversely affect you.

Asset Quality

Non-performing Assets, page 77

13.   We note your disclosure on page 78 that none of you construction/land development loans which were 90 days delinquent and still accruing interest at June 30, 2010 were dependent upon interest reserves for payments. We also note your disclosure on page 69 that "all of your construction loan portfolio consisted of loans requiring interest only payments, of which $3.5 million or 9.5% of the total construction loans were relying on the interest reserve to make this payment." We also note that it appears that this portfolio has a relatively high amount credit risk. Please revise to disclose, either here or in your disclosures on

Mr. Jerald L. Shaw
Anchor Bancorp
September 29, 2010
Page 6

          page 69, the following information related to construction loans with interest reserves:

      a. Your policy for recognizing interest income on these loans.

      b. How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest.

      c. Whether you have extended, renewed or restructured terms of the loans and the reasons for the changes.

      d. Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.

      e. Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

      f. Separately quantify the amount of interest reserves recognized as interest income during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing.

Restructured Loans, page 78

14.   We note your response and revised disclosure to prior comment 15 from our letter dated December 10, 2009 regarding troubled debt restructurings. Please tell us and revise to disclose whether you have any other loan modification programs or hold any other restructured loans that you believe do not qualify as a troubled debt restructuring. If so, please revise to disclose specific information about the loan modification program(s), including the amount of loans held at each period end under the program(s), the program(s) terms, etc.

15.   Please tell us and revise future filings to disclose whether you have performed any construction, commercial real estate (CRE) or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with the following information and revise to disclose the following:

      a. Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

b. Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

c. Discuss the general terms of the new loans and how the A note and B note differ, specifically whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

d. Clarify whether the B note is immediately charged-off upon restructuring.

e. Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your nonaccrual evaluation and how you consider the borrower's payment performance prior to the modification.

f. Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

16. Please tell us and revise to address the following regarding your construction or commercial loans:

a. Tell us whether you have noticed an increase in construction or commercial loans that have been extended at maturity for which you have not considered the loan to be impaired due to the existence of guarantees. If so, tell us about the types of extensions made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent.

b. Disclose in detail how you evaluate the financial wherewithal of the guarantor. Address the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed.

c. Disclose how you evaluate the guarantor's reputation and willingness to work with you and how this affects any allowance for loan loss recorded and the timing of charging-off the loan.

d. Disclose how the guarantor's reputation impacts your ability to seek performance under the guarantee.

e. Disclose how many times you have sought performance under a guarantee and discuss the extent of the successes.

      f.   When the impaired loan is carried at a value in excess of the appraised value due to the guarantee from the borrower, disclose in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Incentive Compensation Program, page 104

17.   Please disclose the specific targets the compensation committee set for participants in your incentive compensation plan. We note that no incentive awards were made under the plan due to your results of operations, however, the specific targets are still relevant.

Summary Compensation Table, page 106

18.   We note that Mr. Schultz received a one-time bonus payment of $12,000 in 2010; however this has been reported in the "non-equity incentive plan compensation" column. Please revise the table to include this amount in a "bonus" column or provide consistent disclosure in the section which discusses non-equity incentive compensation.

Grants of Plan Based Awards

19.   We note that you do not include a Grants of Plan Based Awards table, as contemplated by Item 402(a)(5) of Regulation S-K. The triggering event for the GPBA is the date on which the compensation committee approved the plan-based award, not the date on which cash or stock was actually paid. Thus, a GPBA table is required even where payments are not actually made. It appears the awards were approved in the first quarter by the compensation committee. Therefore, the company must disclose the threshold, target and maximum amounts payable under the non-equity incentive plan.

Consolidated Financial Statements

Note 16 – Fair Value Measurements, page F-35

20.   We note your response and revised disclosure to prior comment 17 from our letter dated December 10, 2009. Please address the following:

      a.   We note that you have removed Loans Held for Sale from your fair value hierarchy disclosures on page F-35. Please revise to include those amounts in your assets and liabilities measured at fair value on a recurring basis tabular disclosure.

    b. Further, please revise to ensure all other financial instruments measured at fair value on a recurring or non-recurring basis have been included in your disclosure on page F-35, as appropriate.

    c. We note from your response and revised disclosure on page F-36 that you classify Loans Held for Sale as Level 1 because the fair values are derived directly from quotes obtained from Freddie Mac. Please tell us and revise to disclose in more detail how you determined that the quotes obtained from Freddie Mac qualify as a Level 1 fair value measurement method under paragraphs 40 through 46 of ASC 810-10-35.

21.   We note your response to prior comment 18 from our letter dated December 10, 2009. However, it does not appear that you have revised your disclosure to appropriately address the fact that, as your response indicates, all impaired loans are collateral dependent and you use the fair value of collateral to determine the fair value of your impaired loans. Accordingly, we again ask that you either revise your disclosure on page F-36 to disclose why you believe the present value of cash flows using the loan's effective rate is reflective of a fair market value considering that it may or may not be reflective of a market rate for that loan, or revise your disclosure to delete your statement that you use the "present value of expected cash flows discounted at the loan's effective rate."

Exhibit 5; Legality Opinion

22.   Please make sure to reference the registration statement, as amended, in the first paragraph of your opinion and in the subject line.

23.   Please revise your numbered opinion to reference the common stock issued in connection with the registration statement, as opposed to the common stock that "may be issued."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany A. Ebbertt at (202)551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202)551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3464 with any other questions.

Sincerely,

Kathryn Sears McHale
Staff Attorney

cc: John F. Breyer, Jr. Esquire
        Breyer & Associates PC
        8189 Greensboro Drive, Suite 785
        McLean, Virginia 22102